EXHIBIT 16.1

July 1, 2025 Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7561 Dear Sirs/Madams:

We are writing to you in response to the request of Cytta Corp. (the “Company”) pursuant to Item 304(a)(3) of Regulation S-K of the rules and regulations of the Securities and Exchange Commission (“Regulation S-K”), regarding the Current Report on Form 8-K of the Company (the “8-K”) filed with the Securities and Exchange Commission on June 13, 2025. Specifically, Prager Metis CPAs, LLC (“PM” or the “Firm”) agrees, disagrees or has no basis to agree or disagree, with certain statements concerning our Firm set forth in Item 4.01 of the 8-K, as described below. To the extent we do not discuss or comment on other statements contained therein, we have no basis to agree or disagree.

PM agrees with the first two sentences of the first paragraph. PM has no basis to agree or disagree with the third sentence relating to “independent review” as PM was unable to assess the “independent review” as to qualifications and independence of those who performed the independent review, methodologies used, evidence collected or the basis for the conclusions reached. PM was not aware of the “independent review” until it had been completed, and the Company’s Board of Directors had concluded that the Sales Orders provided by a third-party consultant were fraudulent and/or negligent.

PM agrees with the statements in the second and third paragraphs of the 8-K.

PM disagrees with the fourth paragraph. The Company failed to disclose that the independent third-party consultant’s fraudulent and/or negligent Sales Orders which were recorded in the December 31, 2024 Quarterly Financial Statements, as disclosed in the 8-K and also disclosed in the 8-K Report filed on June 12, 2025 by the Company, caused the 10-Q Report for the period ending December 31, 2024 to be materially misstated. Further, PM disagrees that the subsequent interim periods were through December 31, 2024. The subsequent interim periods were through May 19, 2025.

PM disagrees with the fifth paragraph. Had the “independent review” of the Sales Orders provided by a third-party consultant (as discussed above) been further evaluated by PM or if further investigation was performed on the Sales Orders, it might have materially impacted the fairness or reliability of the financial statements subject to PM’s audits or reviews (beyond 10- Q Report for the period ending December 31, 2024) or affected PM’s willingness to be associated with the Company’s financial statements. As of PM’s termination, no further investigation had occurred. PM requested access to the “independent review” materials, from the Company and Board of Directors, but was not given sufficient information to evaluate the materials.

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We understand that under applicable SEC regulations, the Company is required to file this letter as an exhibit to the Form 8-K. Sincerely, /s/ Prager Metis CPAs, LLC Hackensack, New Jersey

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